Exhibit 4.18

Fourth Extension to the Cooperation Agreement

This fourth extension to the Cooperation Agreement (hereinafter the “Fourth Extension”) is entered into on this date, August 29, 2023, by and between:

Banco de Chile (“Banco de Chile”), a sociedad anónima abierta [publicly traded corporation] validly incorporated and existing in accordance with the laws of the Republic of Chile, and

Citigroup Inc. (“Citigroup”) is a duly incorporated and validly existing company under the laws of the State of Delaware, United States of America; Banco de Chile and Citigroup together the “Parties” and individually a “Party”.

BACKGROUND INFORMATION

I. On October 22, 2015, the Parties entered into a Cooperation Agreement, effective as of January 1, 2016 (the “Cooperation Agreement”), with the purpose of, among other things, to regulate certain common aspects of the direct relationship between Banco de Chile and its subsidiaries, on the one hand, and Citigroup and its subsidiaries, on the other, under certain contracts between the Parties, which are the Global Connectivity Agreement (the “Connectivity Agreement”) and the Trademark License Agreement (“TMLA”), both dated October 22, 2015, and effective as of January 1, 2016 (both contracts, together with the Cooperation Agreement, the “Relevant Contracts”), and the Master Services Agreement dated January 26, 2017, effective as of January 1, 2017 (“MSA”).

II. On August 24, 2017, the Parties agreed to an Extension to the Cooperation Agreement whereby the duration of the Relevant Contracts and MSA was extended for a period of two years from January 1, 2018, that is, until January 1, 2020, the Parties remaining authorized to agree on additional extensions under the terms set out in the Cooperation Agreement.

III. On November 29, 2019, the Parties signed an Amended and Restated Trademark License Agreement (“New TMLA”) and an Amended and Restated Master Services Agreement (“New MSA”).

IV. On November 29, 2019, the Parties signed a second extension to the Cooperation Agreement, whereby the Parties agreed that, as of the effective date of the Second Extension, (i) the New TMLA and the New MSA, modified and replaced in their entirety the TMLA and the MSA, (ii) the New TMLA then became to be considered by the Parties as one of the Relevant Contracts, together with the Connectivity Agreement and the Cooperation Agreement, and (iii) the duration of the Relevant Contracts and the New MSA was extended for a period of two years as of January 1, 2020, that is, until January 1, 2022, the Parties remaining authorized to agree on additional extensions under the terms set out in the Cooperation Agreement.

V. On August 31, 2021, the Parties signed an Amended and Restated Master Services Agreement (“MSA 2021”). Similarly, on April 26, 2021, and August 31, 2021, the Parties signed a First Amendment and a Second Amendment, respectively, to the Connectivity Agreement.

VI. On August 31, 2021, the Parties signed a Third Extension to the Cooperation Agreement, whereby the Parties agreed that, as of the effective date of such Third Extension, (i) the MSA 2021 amended and replaced the New MSA in its entirety, and (ii) the duration of the Relevant Contracts and the MSA 2021 was extended for a period of two years as of January 1, 2022, that is, until January 1, 2024, the Parties remaining authorized to agree on additional extensions under the terms set out in the Cooperation Agreement.

VII. The Parties have agreed (i) to extend the Cooperation Agreement as set out below, (ii) to sign an Amended and Restated Master Services Agreement (“MSA 2023”), (iii) to agree on a Third Amendment to the Connectivity Agreement, and (iv) to sign a Notice Letter regarding the New TMLA.

PURSUANT TO THE FOREGOING, and taking into account the background and terms and conditions set forth in this instrument and other onerous consideration received by both Parties, the receipt of which the Parties confirm with this amendment, and with the intention that the Parties are bound by the agreements defined herein, the Parties agree as follows:

CLAUSES

One. Definitions. Undefined capitalized expressions used in this instrument shall have the meaning assigned to them in the Cooperation Agreement.

Two. MSA 2023. The Parties agree that, as of the effective date of this Fourth Extension, the MSA 2023 amends and replaces in its entirety the MSA 2021.

Three. Extension. In accordance with clause Six of the Cooperation Agreement, the Parties agree to (a) extend the Relevant Contracts, subject to the terms and conditions of (i) the Third Amendment to the Connectivity Agreement and (ii) the Notice Letter with respect to the New TMLA, and (b) give effect to the MSA 2023, both with respect to (a) and (b) for a period of two years from January 1, 2024 to January 1, 2026. Likewise, the Parties agree that they may continue to extend the Relevant Contracts and the MSA 2023 in accordance with the renewal procedure, and for the periods established in Clause Six of the Cooperation Agreement, as many times as the Parties may agree. In the event that this does not occur, the Relevant Contracts and the MSA 2023 shall be extended for one time only for a period of one year from January 1, 2026, to January 1, 2027, on which date they shall expire, without any formality.

In furtherance, it is hereby noted that the third and fourth paragraphs of the Clause Six of the Cooperation Agreement remain unchanged.

Four. Duration. This Fourth Extension shall be effective from January 1, 2024 and once a copy of each copy duly signed by each Party is received by email.

Five. Scope. As to remaining provisions not amended by this instrument, the Cooperation Agreement continues to be fully in force.

Six. Applicable Law and Jurisdiction. The Parties agree that clause Seven subparagraph (n) “Applicable Law and Jurisdiction” of the Cooperation Agreement applies to this Amendment.

Seven. Copies. This Fourth Extension may be signed in any number of copies, each of which shall be considered as an original, and shall have the same effects as if the signatures contained therein were on the same instrument, but every one of such copies together will constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereby sign this Fourth Extension through their duly authorized representatives on the date indicated in the preamble of the same.

CITIGROUP INC.

By:	/s/ Ernesto Torres Cantú
Ernesto Torres Cantú
CEO, Latin America

BANCO DE CHILE

By:	/s/ Eduardo Ebensperger Orrego
Eduardo Ebensperger Orrego
CEO

[Signature Page of the Fourth Extension to the Cooperation Agreement]